Mail Stop 4561

								May 25, 2005


Amit Sankhala
President and Chief Executive Officer
CTT International Distributors Inc.
1145 West 7th Avenue
Vancouver, BC V6H 1B5 Canada

Re:	CTT International Distributors Inc.
	Form SB-2
	Filed on April 25, 2005
	File No. 333-124286

Dear Mr. Sankhala:

      This is to advise you that we have reviewed the above registration statement, except for those portions that relate to your financial statements, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your registration statement. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please update your MD&A and financial statements to reflect first quarter results.

2. Please revise to provide the disclosures required by Item 304 of
Regulation S-K. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change in accountants.

3. Supplementally, please tell us why you do not constitute a blank check company within the meaning of Rule 419 of Reg. C. We note that in Securities Act Release No. 6932 (April 13, 1992) the Commission stated that when determining whether a company is a blank-check company and subject to the requirements of Rule 419, it would "scrutinize ... offerings for attempts to create the appearance that the registrant ... has a specific business plan, in an effort to avoid the application of Rule 419."

We note that CTT has disclosed its plan of operation over the next twelve months, but that it has not generated any significant revenues during the last three years, nor does it have any significant assets or employees aside from its sole executive and director. In view of this, please tell us why CTT`s proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Either revise the SB-2 to provide a more detailed discussion of the steps already completed by CTT to achieve its business plan or revise to comply with the requirements of Rule 419.

4. Supplementally, please provide us with all gatefold information such as pictures, graphics or artwork that will be used in the prospectus. We may have additional comments.

Outside Front Cover of Prospectus

5. Please revise the top of the cover page to include the number of shares to be sold by selling shareholders instead of presenting only the shares being sold by the company.

6. Please clarify whether you intend for both the primary and secondary components of the offering, or just the secondary component, to be sold at a fixed price that can later be changed by an amendment to the registration statement. If not, please tell us why this would not be considered to be a "delayed" offering pursuant to Rule 415(a)(1)(x) which can only be conducted by a registrant that is eligible to utilize Form S-3.

Summary of Offering, page 5

7. As needed, please be sure to make conforming changes throughout your prospectus, reflecting your responses to comments on your summary and risk factors.

8. Please summarize your accountant`s going concern opinion in the forepart of your registration statement.

9. Where relevant, please disclose that your implied value, based on your proposed share price, is $1,281,710. We believe that investors would find this information useful.

10. To comply with the plain English standards set forth in Rule
421
of Reg. C:

* avoid the use of capitalized terms that are clear by their plain meaning, like "Website," "SlabsDirect," "MergeCo," or "Subsidiary;"
and

* avoid referring to any company you do business with as a "partner"
(see, for instance, pages 5 and 24) unless you actually shares revenues with that company.

11. We note that you will offer shares "inside and outside" of the U.S. Please be specific.

Risk Factors, page 6

12. To the extent material, please include discussion of the following risks in your prospectus:

* risk related to the fact that you have only one (and no independent) board member;

* risk, if any, related to restrictions on the transfer of your common stock, as disclosed on page 23;

* risk related to loss of inventory and, if applicable, lack of insurance, as well as risk related to your physical plant. We note from page 25 that you appear to have a "warehouse." Please attach a copy of all relevant office space and/or warehouse leases as exhibits to this registration statement;

* risk related to your reliance on one or just a few products, suppliers or manufacturers. Please disclose your accounts payable and terms, disclose the key terms of all relevant supply or license agreements and be sure to attach these agreements as exhibits to your registration statement, if material;

* risk related to the fact that your operations are in Canada while your sales appear to primarily be to people outside of Canada, including difficulties associated with customer service and potential conflicts between international regulatory schemes (including those related to the use of customer data);

* risk related to fraudulent sales transactions, refunds and chargebacks, and the collectibility of accounts payable (please quantify);

* risk related to competition with your suppliers, manufacturers or licensors;

* risk related to the fact that Mr. Sankhala, your only officer, director and employee, has little relevant business experience (we note, in this regard, that he devotes part of his time to an unrelated venture and additional time to schoolwork); and

* risk related to provisions of state law or your charter or bylaws or Mr. Sankhala`s majority ownership position that could impede a change of control or sale of assets.

13. Please include a risk factor addressing conflicts of interest described on page 21.

Risks associated with CTT, page 6

CTT is an initial development stage company and may not be able to continue..., page 6

14. Please revise your discussion to clarify that the going concern opinion specifically cites the company`s working capital deficiency and accumulated losses since inception as the factors that raise a substantial doubt about your ability to continue as a going concern.
Your disclosure under this heading does not appear to be consistent with Manning Elliott`s audit report. Please revise.

CTT lacks an operating history..., page 6

15. Please discuss the possibility that you will not sell any stock in this offering or be able to raise money in any other way.
Also,
please disclose when you will run out of money for operations, based on your current rate of spending.

CTT is relatively new to the internet marketplace..., page 7

16. We note your statement that CTT "has no operating history upon which to judge its current operations." This statement does not appear to be consistent with the remainder of your prospectus in light of your limited revenues and expenses. Please revise to remove the statement that the company has no operating history.

CTT does not have sufficient funds..., page 7

17. Please indicate your available cash as of the most recent quarter. In addition, since your capital requirements are greater than the funds that may be raised in this offering, please disclose how you intend to fund the remainder of your business plan.

Failure to successfully compete..., page 7

18. Supplementally, please provide support for your statement that you rank "near" the "bottom half" in terms of your competitive position. Do you mean to suggest that you are in the top half? And if so, what measurement are you using to support this statement? Also, please disclose that there are few barriers to entry in your business (see page 27) and clarify what you mean by "content that is better" than yours.

Since CTT`s success depends upon..., page 8

19. Please explain briefly what Tiger Ventures is. In addition, please explain how your disclosure here comports with disclosure on page 21 that Mr. Sankhala devotes only 10 hours a week to you.

Risks associated with CTT`s industry, page 8

Security of online transactions..., page 9

20. Please disclose what kind of data you retain about your
customers
and, if true, that your website has no security features. If your data security has ever been compromised, please make a detailed
disclosure.   On a supplemental basis, please tell us what
security
measures you have in place to protect confidential data (either online or no online).

Risks associated with this offering, page 9

If and when CTT`s shares of common..., page 9

21. We note that there are currently 1,227,932 shares that may be "freely" traded under Rule 144. We further note that Mr. Sankhala holds 8,634,168. Please disclose how many of Mr. Sankhala`s shares may be freely traded, if any. Assuming none of his shares are currently tradable or being registered, please account for the remaining 455,001 shares outstanding (out of a total 10,317,101)- the shares received by CTT Distributors in the December 2004 transaction.
Also, please disclose how many shares will be outstanding and how many shares will be freely tradable following this offering.

Because CTT`s sole officer and director will own more than 50%..., page 10

22. Please revise the heading to make clear that you have only one officer/director that controls the company and that shareholders will not have any say in the election of directors. Your current disclosure implies multiple officers/directors and states that shareholders "may not be able" to elect directors.

"Penny Stock" rules may make..., page 10

23. Please omit Mr. Sankhala`s projection of $1.00 per share trading from this risk factor since there appears to be no basis for this statement. It is sufficient to state merely that should the stock ever be listed for trading, it will likely be subject to the penny-stock rules. Please describe the "additional burdens" that will be placed on brokers as a result of these rules, and also disclose the fact that the market for penny stocks has suffered in recent years from patterns of fraud and abuse, including:

* control of the market for the security by one or a few broker-dealers;

* "boiler room" practices involving high pressure sales tactics;

* manipulation of prices through pre-arranged matching of purchases and sales;

* the release of misleading information;

* excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

* dumping of securities by broker-dealers after prices have been manipulated to a desired level (known as "pump and dump" schemes), which hurts the price of the stock and causes investors to suffer losses.

Use of Proceeds, page 10

24. Please separately discuss how you intend to utilize proceeds if
the offering is 20 percent subscribed, 40 percent subscribed and
60
percent subscribed. We note that the table on page 10 provides investors some details on how these funds would be allocated in each of the scenarios noted; however, your narrative should further discuss your plans if the offering is not fully subscribed.

25. On page 11, please explain what you mean by "unique online content" and "authorized users."

26. We note from your table on the bottom of page 10 that debt repayments could amount to as much as $25,000 if the offering is fully subscribed. Please revise your description of debt to account for this full amount. Currently, your disclosure appears to account for only $11,156.

27. We refer to your statement that you cannot provide any additional guidance regarding the anticipated use of proceeds since "every time an event occurred that would change its allocation, CTT would have to amend this registration statement." This statement implies that management has specified uses for the proceeds that are not being disclosed in the registration statement. Please revise to include all intended uses of proceeds from this offering or tell us why you believe this statement is necessary.

28. We note that you estimate $32,000 will be needed for working capital in order to pay certain operating costs. Your table on page
10 does not allocate $32,000 to working capital, even if the offering is fully subscribed. Since this section deals with how you intend to utilize proceeds from the proposed offering, please revise to discuss how you intend to utilize the funds allocated to working capital raised in this offering.

Determination of Offering Price, page 12

Dilution, page 12

29. Throughout your discussion, please make it clear that any increase in net tangible book value per share is attributable entirely to cash received from purchasers in this offering. Also, where you state that you received $133,747 in cash contributions "prior to the inception" of your operating company, please make it clear that you are referring to people who invested in Slabsdirect.com, or explain how you were able to accept investment prior to May 17, 2004.

Plan of Distribution, page 15

30. We note your reliance on Rule 3a4-1 for Mr. Sankhala`s participation in this offering. However, we further note from page
11 that Mr. Sankhala will receive at least $11,156 (and possible up to $25,000) in accrued management fees and expense reimbursements from the proceeds of this offering. Supplementally, please tell us how Mr. Sankhala is qualified to conduct this offering under Rule 3a4-1(a)(2).

31. We note that you intend to sell shares outside of the U.S.
Please list the countries in which you intend to offer securities and briefly outline the exemptions, or other applicable regulations, upon which you will be relying.

Section 15(g) of the Exchange Act, page 15

32. Please disclose the specific subsection of Rule 15g-1 that you are relying on for an exemption from applicable penny-stock rules and tell us supplementally how you comply with its terms.

Procedures for subscribing, page 16

33. Please disclose how you intend to qualify prospective investors
(if at all) and attach a copy of your subscription agreement as an exhibit to this registration statement and. Also, please make it clear in your disclosure that your common stock will be considered a penny stock, even if you are not considered to be a broker-dealer for purposes of the penny stock rules.

Right to reject subscriptions, page 16

34. Please disclose how you will acknowledge acceptance or rejection of an offer to invest (i.e., by mail or phone or simply cashing the check) and describe what kind of materials an investor whose offer is accepted can expect to receive, and when. Will you be sending out stock certificates? Finally, please confirm that you will contact prospective investors over the weekend should you receive offers on a
Friday, in order to comply with your 48-hour commitment.

Stockholder`s Offering, page 16

35. With respect to all selling shareholders who are not natural persons, including the Susan C. Buescher Revocable Trust and the Nina
K. Wuestling & Richard Wuestling, IV TEN ENT, please disclose the name of the natural person(s) who controls the investment decisions.

36. Please revise to describe how the selling stockholders acquired their securities.

Plan of Distribution, page 19

37. In your discussion of the applicability of Reg. M, please tailor the discussion to any restrictions Reg. M may have on your offering.
Your current disclosure is more of a recitation of the sub-parts of
Reg. M, some of which have no bearing on your proposed offering.

38. We note from page 20 that selling shareholders are "required" to consult with counsel to confirm that their activities comply with Reg. M. If true, please disclose that you have advised selling shareholders of their obligations and, supplementally, tell us how you intend to "require" them to consult with counsel. If you mean to say that you are merely urging them to consult with counsel, please clarify.

Management, page 20

39. Item 401 of Reg. S-B requires you to provide five years of background. Please explain in more detail what Mr. Sankhala was doing between 2000 and 2003. We note that he developed an Internet marketing strategy for "his tour company" in 2001. What tour company is this? Did he launch a business in 2001?

Executive Compensation, page 21

40. We note from page 11 that Mr. Sankhala received "accrued" management fees, for which he may receive proceeds of this offering.
This compensation should be reflected in your disclosure. Also, if applicable please include the $15,000 in debt to Mr. Bruk, as disclosed on page 22, if the debt represented reportable compensation. Finally, please explain how Mr. Sankhala`s management fees comport with your disclosure on page 24, that Mr. Sankhala "does not charge" you for developing and maintaining your website, which appears to be, at present, your only business outlet. Also, where appropriate, please disclose whether Mr. Sankhala is currently receiving any management fees.

Certain Relationships and Related Transactions, page 22

Related Transactions, page 22

41. Please disclose the date of the agreement between you and Mr. Bruk for the sale of Slabsdirect.com Online. Also, if true, please disclose that you did not seek an independent appraisal of the value of Slabsdirect.com Online prior to agreeing to sell it to Mr. Bruk.

42. Please expand your disclosure here to include the private sale of
8,634,167 shares by Mr. Bruk to Mr. Sankhala, described in your Form
8-K filed January 6, 2005. Supplementally, please tell us how this sale was exempt from registration under the Securities Act. In connection with this, please tell us why Mr. Bruk should not be considered an underwriter pursuant to Section 2(11) of the Securities
Act of 1933.

43. With respect to the sale to you of 450,000 shares by Mr. Bruk, in exchange for a 100% interest in Slabsdirect.com Online, please clarify whether those shares now constitute treasury shares, or are owned by Mr. Sankhala personally.

Transactions with Promoters, page 22

44. We note that your debt to Mr. Sankhala (for accrued management fees and loans) is to be repaid out of offering proceeds. Supplementally, please tell us why such repayment does not constitute something of value to be received by a promoter within the meaning of
Item 404(d) of Reg. S-B. Also, we note from page 46 that you paid $5,000 to a company affiliated with Mr. Sankhala, your promoter. Please disclose the company you paid this to and what you received in exchange for this money.

Principal Stockholders, page 22

45. We note your disclosure that shows Mr. Sankhala holding
8,634,168
shares. The total in this table, however, shows 8,643,168 shares. Please revise for consistency. Also, it appears that CTT Distributors received 450,001 shares from you as part of the merger with Slabsdirect.com. Supplementally, please tell us about the status of these shares (i.e., whether Mr. Sankhala owns them) and amend your disclosure accordingly.

Description of Securities, page 22

46. On page 23, please describe the circumstances under which your board might choose to restrict the ability of shareholders to transfer their stock pursuant to Section 2 of Article V of your bylaws. Also, we note that you are already a reporting company. Please clarify whether this means that share transfers currently do not require written board approval under Section 3 of Article V of your bylaws.

Description of Business, page 24

47. Where relevant, please discuss the terms of the "Code of Ethics" that is displayed on your website and attach it as an exhibit to your registration statements. Also, we note that Mr. Sankhala has been appointed to oversee compliance with this code. However, it appears to us that Mr. Sankhala is your only employee and officer. Please explain how he oversees his own compliance with the terms of this code or whether this presents a conflict of interest. In the event that there is a conflict, please include an appropriate risk factor.

General, page 24

48. Please provide us with supplemental support for your assertion that your merchandise is of "high quality" or omit the reference
throughout.   In addition, please clarify what you mean when you
say
the equipment is "non-branded."

49. We note from page 29 that you have no employees and do not intend to hire third party contractors. If true, please disclose that Mr.
Sankhala is responsible for all the business operations described in this section.

Products and Services, page 24

50. We note from your code of ethics that you must comply with a "variety of laws around the world regarding [your] activities." This suggests global sales. Where relevant, please disclose the countries in which your sales are generated. Discuss any reliance on a particular geographic region and any difficulties you have conducting business in this region from Canada.

51. We note your statement that you have "developed a consumer and a wholesaler sales channel." Please disclose your portion of revenues generated from consumer and wholesaler sales as well as the portion of your revenues that consist of direct sales and that consist of fulfillment partner sales.

52. We note that you believe the "small retail market" is underserved by existing liquidators and that this market represents a "significant" opportunity. Please quantify and provide us with support on a supplemental basis for these statements or omit the qualification of your market opportunity.

53. Please provide us with supplemental support for your assertions, or indicate that these assertions are based on management`s belief, on page 25 regarding:

* the market for closeout merchandise, including that it is available to consumers in inconsistent quantities, at inconsistent prices and often only through "disparate" liquidation wholesalers; and

* the shifting of risk to and the disposal of excess inventory by manufacturers.

54. Please discuss differences in pricing for consumers and wholesalers. Also, your website does not appear to advertise two sets of prices. Where relevant, please explain how you enter into wholesale agreements and how many wholesale clients you currently serve.

Products and Services-Direct Business, page 25

55. Where relevant, please disclose how you currently "source" merchandise for your "direct" sales. We note your intention to source merchandise from Asia. How many suppliers do you currently have and where are they located? What are the key terms of your supply agreements, including payment terms? How long do you generally hold merchandise before selling it? Do you have any right to return the merchandise to your suppliers?

Products and Services-Fulfillment Partner Business, page 25

56. Please discuss the key financial aspects of this line of your business, including how it differs from your direct business. How are you remitting payment to your fulfillment clients? What are the terms? Are your margins the same as in your "direct" business or lower?

Distribution of Products and Services, page 26

57. Please clarify how the "warehouse management system" works, disclose the location of your Vancouver "warehouse," and indicate whether you store all your non-fulfillment merchandise there and whether it is insured.

58. We note your 30-day return policy. Please indicate who is ultimately responsible for defective products and whether or not you offer (either directly or through your suppliers) any kind of extended warranties. Also, where relevant, please describe how you handle customer service. We note from page 28 that you have identified "responsive" customer service as a competitive advantage.

Market, page 26

59. Please explain what an "e-engine" is here and an "e-tailer" is on page 27. How does an e-tailer differ from an online retailer?

60. We note your belief that the market for online liquidation is still early in its development and is characterized by a limited number of competitors. Please provide us with supplemental support for this assertion and explain how it comports with disclosure on page 7 that there are more than 1,000 companies that provide services
"similar" to yours.

Principal Suppliers, page 26

61. We note from page 25 that you have only three fulfillment clients. This appears to demonstrate reliance on only a few suppliers or customers, depending on how you view these companies. Please discuss your reliance on and identify these companies pursuant to Item 101(a)(5) or (6) of Reg. S-B.

62. Where relevant, please disclose how many manufacturer and liquidation wholesaler relationships you have. In addition, please explain the nature of these relationships, including whether there are any exclusivity clauses or obligations on your part to purchase any or a set number of products.

Technology and Intellectual Property, page 26

63. With respect to Telus Communications, please disclose the key terms, including price, of your connectivity agreement. With respect to your licenses, please describe them with more specificity, including software licenses. Refer to Item 101(a)(7) of Reg. S-B. Finally, on page 27, please clarify what you mean by "similar intellectual property." What intellectual property are you referring to?

Competition, page 27

64. Please explain how you have designed your shipping and receiving to accommodate receipt of large loads of goods from manufacturers and ship "bulk" loads to small businesses. What is the largest load you have received and shipped through your inventory operation?

65. We note that you have identified eBay, Overstock.com and Ubid.com as principal competitors. In light of the fact that none of these companies restrict their activities to consumer electronics, it is not clear why you believe they are your principal competitors. Please revise to indicate the competitors you face in your specific market, excess consumer electronics.

66. We note your statement that your website is a "secure site."
It
does not appear that your website is designed to process credit card transactions, so it is unclear in what way the site is "secure."
Please revise or advise.

67. We note your statement that CTT has a competitive advantage in that it can "access the liquidation market to buy merchandise in bulk quantities." This statement would appear to be premised on the company`s cash position. In light of the fact that, even if the proposed offering is fully subscribed, you do not anticipate allocating funds to be made available to make bulk purchases, it is not clear what this statement is based upon. Please revise or advise.

Regulations, page 28

68. Where possible, please refer to specific existing or probable laws that may have a significant impact on your business, including state laws related to taxation, spam and user privacy. Finally, please discuss international regulations that you may be subject to.
In this regard, we note from your code of ethics that you must comply with a "variety of laws around the world regarding [your] activities."

MD&A or Plan of Operation, page 29

69. We refer to your statement that, prior to January 7, 2005, you had "no operations, no revenues, no financial backing and few assets." This does not appear to be consistent with your financial statements that show you generated revenues during this period.
Please revise or advise.

70. Your description of the use of proceeds on page 30 does not appear to include debt repayment. Please revise accordingly.

71. We note that your anticipated organizational costs over the next
12 months exceed your anticipated total offering proceeds. Please quantify this shortfall and explain how you expect to make up the difference in light of the fact that you have not yet generated any profit. Also, please disclose whether fees related to this offering are included in the costs outlined here.

72. We note from page 30 that if you are unable to raise capital you will cease business operations and that if you cease business operations "CTT does not know what it will do and does not have plans to do anything else." Please clarify to indicate whether you would consider liquidation.

Results of Operations, page 30

73. We note that you anticipate "significant" revenues in the third quarter of 2005. Please be more specific. Also, this appears to be a projection. Supplementally, please tell us the basis for your belief. Refer to Item 10(d) of Reg. S-B.

74. With regard to your revenue and expenses, please:

* disclose your gross margin;

* disclose how many units of each product you sold in this period and the average price per unit;

* define your cost of sales;

* explain in more detail what your G&A and marketing expenses consisted of;

* explain what you mean by "donated services" of $3,500. It appears to us that if Mr. Sankhala is simply deferring payment for these services, they are not donated. On the other hand, if Mr.
Sankhala
expects no payment for them, please consider whether they represent a recognizable cost; and

* describe any costs that you believe are non-recurring.

75. With regard to your assets and liabilities:

* we note from page 26 that you generally require payment verification prior to shipping your products. In light of this, please explain how you have accounts receivable of $22,829 and disclose the key terms of any credit agreements;

* your inventory of $400 suggests that you had limited supply on hand at the end of the year or rely primarily on your fulfillment relationships. Where relevant, please explain the breakdown of your sales between direct and fulfillment and discuss your current inventory levels and any implications this may have for future sales.
In particular, please consider the effect of potential imbalances between demand generated by your marketing activities and available inventory through your supply channels;

* please explain briefly how your "intangible asset," in the form of your website domain name, relates to development costs of $2,188;

* please describe your accounts payable and accrued liabilities in more detail, including terms; and

* please explain in detail the $11,156 due to a related party (it appears to be an advance of some kind) and the demand promissory note of $8,736 and consider whether you need to amend your discussion of related party transactions or transactions with a promoter (or promoter affiliate).

Current capital resources and liquidity, page 31

76. We note that your you were originally capitalized by the sale of
$37,102 in stock. Your recent sales information on page 50 does not appear to include any equity sales for cash. Please explain the omission and amend your discussion of recent sales, as needed.

77. We note your belief that you have enough working capital for six months. Please quantify your monthly costs, including monthly rental payments for your principal office.

78. Please explain the difference between your accumulated deficit and shareholder`s deficiency.

79. We note that you do not intend to commence your plan of operation until the completion of the proposed offering which is expected to last 6-9 months. Please disclose how you intend to meet your current obligations during this period. In addition, please disclose what you intend to do with proceeds from this offering prior to the commencement of your plan of operation, such as investing the proceeds of the offering in an interest-bearing account.

Plan of Operation

Going Concern Issue, page 33

80. We refer to your statement that "CTT expects to raise the required funds for the next twelve months with this offering and with revenues generated from its business operations." It is not appropriate for management to state that it expects the offering to be fully subscribed. Please revise to remove this statement.

81. In each phase it appears that CTT intends to offer more products to consumers through its website. It would appear that in order to do this CTT will have to have adequate funds to purchase an adequate supply of these new products while purchasing a continuing supply of products already available. It is not clear what the funding source is for this. Please describe what portion of each phase is allocated to the purchase of merchandise of existing and new product lines.

Phase 2-Expand inventory and products (6 months), page 33

82. Please explain what "specialty kits" are and how you would offer
"more" of them. Do you currently offer such kits? Also, please explain what "marine antiquities" and "marine prints" are. How are these related to your business of selling electronic products?

83. Please explain what kind of products would provide you with a 100% gross margin and discuss how you intend to improve your current margin so dramatically, on average. Finally, please provide a basis for your belief that you would be able to improve your margin on this scale.

Phase 4-Corporate Development (4 months), page 34

84. Please explain what kind of products you intend to create, and what you mean by create, in this context.

Description of Property, page 34

85. Please disclose the location of your warehouse, if different from your principal place of business. In connection with this, please describe the general character of your principal location.

Future sales by existing stockholders, page 35

86. We refer to your statement that all of the issued and outstanding shares of common stock are restricted except for the shares being offered through this registration statement. This is not consistent with your statement on page 9 that 1,227,932 shares of common stock are currently freely tradable. Please revise or advise. In addition, please disclose when the shares will be unrestricted and eligible to be resold pursuant to Rule 144. Finally, please quantify the number of shares held by affiliates and describe the volume and manner of sale limitations on the resale of these shares.

Recent Sales of Unregistered Securities, page 50

87. Please disclose the purchasers or class of purchasers in the December 2004 transaction.

Legal Opinion, page 55

88. Please make it clear that counsel`s conclusion, contained in the last paragraph of the letter on page 56, relates specifically to Delaware law. Also, please correct the typographical error in the first sentence of section 1.

Exhibits

89. In your next amendment please separately file each of your exhibits to the registration statement as exhibits on EDGAR, to the extent you are not incorporating them by reference.

90. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-B.

Report of Independent Registered Accounting Firm

91. It appears that the second paragraph of the audit report is missing language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

Financial Statements

Consolidated Statement of Cash Flows, page 41

92. Please disclose non-cash investing activities related to the disposition of Slabsdirect.com and the recapitalization of CTT International Distributors Inc. as required under paragraph 32 of SFAS No. 95, Statement of Cash Flows in either a footnote or the Statement of Cash Flows, including assets and liabilities disposed of or acquired through acquisition.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Principles, page 44

i) Foreign Currency Translation

93. Please tell us how you determined that the functional currency is
the U.S. dollar when the currency of the primary economic
environment
in which the registrant operates is the Canadian dollar. In addition, if your functional currency is the Canadian dollar you would only have to record transaction gains and losses in the determination of income when you performed transactions in a foreign currency. Translation gains do not affect the determination of income. Please provide the disclosures required by paragraphs 30-32 of SFAS 52.

k) Revenue Recognition

94. On page 26 under the heading "Distribution of Products and Services" you state that CTT requires verification of receipt of payment or credit card authorization before it ships products to consumers or wholesale purchasers. If this is the case please explain why the accounts receivable balance represents approximately
75% of sales for the period ending December 31, 2004. We may have further comment.

Note 8. Capital Transaction - Reverse Acquisition, page 47

95. Within your allocation of the purchase price you disclose an Investment in a Subsidiary. In a supplemental response provide us with details of this investment.

96. In a supplemental response tell us how you determined that the acquisition of CTT distributors was a reverse acquisition. In your response address all of the points in paragraph 17 of SFAS 141.
In
addition, please revise to include additional disclosure within the footnotes for the accounting treatment of the transaction as it relates to determining the accounting acquirer.

97. Also, tell us how you determined that Slabsdirect was a non-
operating shell company.  It appears that SlabsOnline was sold after
the acquisition of CTT distributors.  For reference see paragraph
6
of EITF 98-3.

Sale of Subsidiary, page 48

98. Please revise your disclosure to include the date of sale, the total consideration received, the value placed upon the returned shares and whether the sale was completed prior to the capital transaction-reverse acquisition.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jamie Webster at 202-551-3446 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3694 with any other questions.



Sincerely,



Owen Pinkerton
Senior Counsel



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CTT International Distributors Inc.
May 25, 2005
Page 19